Exhibit 21.1

LIST OF SUBSIDIARIES OF STEC, INC.

Name	Jurisdiction
STEC Bermuda L.P.	Bermuda
STEC Electronics UK Ltd.	United Kingdom
STEC Europe B.V.	Netherlands
STEC Germany GmbH	Germany
STEC GmbH	Austria
STEC Hong Kong Limited	Hong Kong
STEC International Holding, Inc.	California
STEC Italy S.R.L.	Italy
STEC Japan G.K.	Japan
STEC Memory Technology Service (Shanghai) Company Limited	China
STEC R&D Limited	Cayman Islands
STEC Taiwan Holding Limited	Cayman Islands
STEC Technology Sdn. Bhd.	Malaysia